FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on May 29, 2007 reporting results for the first quarter of 2007

EXHIBIT 1

The Company hereby incorporates this Form 6-K into the Company's Registration Statement on Form F-1, filed on October 20, 2005, Registration Statement No. 333-129145, and the Company's Registration Statement on Form F-3, filed on May 10, 2007, Registration Statement No. 333-142794.

Euroseas Ltd. Reports Results for the First Quarter of 2007

Maroussi, Athens, Greece – May 29, 2007 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the First Quarter ended March 31, 2007.

First Quarter 2007 Results:

For the first quarter of 2007, the Company reported total net revenues of $13.5 million and net income of $9.5 million representing a 45% and 177% increase, respectively, over total net revenues of $9.3 million and net income of $3.4 million during the first quarter of 2006.

Adjusted EBITDA for the first quarter of 2007 was $13.6 million, a 150% increase over Adjusted EBITDA of $5.4 million during the first quarter of 2006. Please see below for Adjusted EBITDA reconciliation to net income and cash flow provided by operating activities. Also, please note that net income and Adjusted EBITDA during the first quarter of 2007 include a $3.4 million capital gain contribution from the sale of M/V “Ariel” in February 2007; there were no vessel sales during the same period of 2006.

Earnings per share for the first quarter of 2007 were $0.58, calculated on 16,453,483 weighted average number of shares outstanding during this quarter, compared to earnings per share of $0.28 for the first quarter of 2006 calculated on 12,276,374 weighted average number of shares outstanding during that quarter.  The Company has recently declared its seventh consecutive quarterly dividend of $0.24 per share, which represents a 33% increase over last year’s quarterly dividend.

Aristides Pittas, Chairman and CEO of Euroseas commented: “The first quarter of 2007 has been instrumental in the development of Euroseas.  In January 2007, we completed our follow-on common stock offering raising net proceeds of $43.3 million, listing of our stock on the NASDAQ Global Market and increasing our stock liquidity for the benefit of our shareholders. We have used the funds raised in the offering to purchase two vessels and contracted to acquire a third vessel increasing our fleet to 11 vessels. We intend to continue executing our strategy to develop our fleet by focusing on age and size segments of the drybulk sector which we believe maximize our return on equity.  We believe this strategy allows us to provide consistent significant dividends and overall returns to our shareholders.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the first quarter of 2007 reflect significantly higher revenues compared to the first quarter 2006 due to the higher average time charter equivalent rate our vessels have achieved and the higher number of vessels in our fleet.  Specifically during the first three months of 2007, our fleet earned on average $18,333 per vessel per day compared to $13,072 per vessel per day during the same period in 2006. Daily vessel operating expenses including management fees during the first quarter of 2007 reflect a modest increase of about 2% on a per vessel per day basis compared to the same period in 2006.

As of today, including the vessel we recently agreed to purchase which will be delivered to us in early June 2007, 90% of our ship capacity days in 2007 have been fixed (including the spot voyages already concluded for which the revenue is already known). In 2008, 39% of our capacity is under time charter contracts or protected from market fluctuations. We believe that our contract coverage gives us a solid revenue base for 2007 and 2008, more predictable cash flows and sufficient downside protection, while still allowing us to participate in the potential upside of the spot market during periods of rising market rates.”

Fleet Profile:

The Euroseas Ltd. fleet profile after incorporation of the recently agreed to be acquired M/V “Clan Gladiator” expected around June 11, 2007 will be as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
IRINI (*)	Panamax	69,734		1988	Baumarine Pool – ‘til end 2008	$17,000 to $20,000
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Jan-08	$29,000
NIKOLAOS P.	Handysize	34,750		1984	TC ‘ Aug-07	$21,300
GREGOS	Handysize	38,691		1984	Spot	$27,000
Total Dry Bulk Vessels	4	212,443

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$8,850 ‘til Dec-08, $9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
ARTEMIS	Intermediate	29,693	2,098	1987	TC ‘til Dec-08	$19,000
CLAN GLADIATOR	Handysize	30,007	1,742	1992	TC ‘til Apr-08	$19,000
YM XINGANG I	Handysize	23,596	1,599	1993	TC ‘til Jul-09	$26,650
MANOLIS P	Handysize	20,346	1,452	1995	TC ‘til Mar-08	$13,450
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Apr-08	$12,800
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Nov-07	$12,000
Total Container Carriers	6	140,049	9,229
Fleet Grand Total	11	375,060	10,179

(*)

“IRINI”, is employed in the Baumarine pool that is managed by Klaveness, a major global charterer in the dry bulk area, and also participates in two “short” funds (contracts to carry cargo at agreed rates), minimizing its exposure to the spot market (covered at 77% for 2007 and 42% for 2008, approximately).

Summary Fleet Data:

	3 months, ending March 31, 2006	3 months, ending March 31, 2007
FLEET DATA
Average number of vessels (1)	8.00	9.01
Calendar days for fleet (2)	720.0	811.0
Available days for fleet (3)	709.0	767.0
Voyage days for fleet (4)	709.0	765.7
Fleet utilization (5)	100.0%	99.8%

AVERAGE DAILY RESULTS
Time charter equivalent (6)	13,072	18,333
Vessel operating expenses (7)	4,330	4,433
General and administrative expenses (8)	326	308
Total vessel operating expenses (9)	4,656	4,741

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled and unscheduled repairs, drydockings or special or intermediate surveys or days waiting to find employment or other offhire. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(5) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(6) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(9) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Conference Call and Webcast:

Tomorrow, Wednesday, May 30, 2007 at 11:00 a.m. EDT, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

In case of any problems with the above numbers, please dial 1 866 223 0615 (from the US), 0800 694 1503 (from the UK) or +44 (0)1452 586 513 (international standard dial in). Quote “Euroseas”.

A recording of the conference call will be available until June 8, 2007 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 (0)1452 550 000 (international standard dial in). Access Code: 6973591#

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A slides presentation on the First Quarter 2007 Results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Consolidated Condensed Statement of Income

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended March 31	Three Months Ended March 31
	2006	2007
	(unaudited)	(unaudited)
Revenues
Voyage revenue	9,809,021	14,183,320
Commissions	(479,583)	(636,671)
Net revenues	9,329,438	13,546,649

Operating expenses
Voyage expenses	541,189	146,615
Vessel operating expenses	2,606,100	2,927,011
Amortization and depreciation	1,556,489	2,691,026
Management fees	511,584	668,207
Other general and administrative expenses	234,425	249,636
Total operating expenses	5,449,787	6,682,496

Net gain from sale of vessel	0	3,411,397
Operating income	3,879,651	10,275,550
Other income/(expenses)
Interest and finance cost	(678,366)	(1,193,097)
Interest income	219,432	392,256
Foreign exchange (loss)/gain	(1,835)	598
Other expenses, net	(460,769)	(800,243)

Net income	3,418,882	9,475,307
Net income per share	0.28	0.58
Weighted average number of shares, basic and diluted	12,276,374	16,453,483

Euroseas Ltd.

Consolidated Condensed Balance Sheet

(All amounts expressed in U.S. Dollars)

	Year Ended December 31, 2006	Quarter Ended March 31, 2007
ASSETS	(unaudited)	(unaudited)
Current Assets:
Cash and cash equivalents	2,791,107	37,858,522
Cash advances for vessel acquisitions	-	1,953,425
Trade accounts receivables	378,216	465,704
Other receivables	268,864	394,735
Due from related company	2,649,259	2,328,538
Inventories	716,131	813,855
Restricted cash	1,146,621	1,546,241
Vessel held for sale	1,782,840	-
Prepaid expenses	242,558	441,749
Total current assets	9,975,596	45,802,769

Long-term assets:
Vessels, net	95,494,342	106,193,482
Restricted cash	2,700,000	2,700,000
Deferred charges, net	1,291,844	1,998,960
Deferred offering expenses	500,000	-
Fair value of above market time charter acquired	7,543,477	6,815,811
Total long-term assets	107,529,663	117,708,253
Total assets	117,505,259	163,511,022

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	18,040,000	17,490,000
Trade accounts payable	1,034,713	1,480,824
Accrued expenses	1,233,185	1,245,766
Deferred revenue	1,357,501	1,415,732
Total current liabilities	21,665,399	21,632,322

Long-term liabilities:
Long term debt, net of current portion	56,910,000	53,050,000
Fair value of below market time charter acquired	918,200	802,945
Total long-term liabilities	57,828,200	53,852,945
Total liabilities	79,493,599	75,485,267

Shareholders' equity:
Share capital	378,605	551,105
Additional paid-in capital	18,283,767	61,426,487
Retained earnings	19,349,288	26,048,163
Total shareholders' equity	38,011,660	88,025,755
Total liabilities and shareholders' equity	117,505,259	163,511,022

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2007
Net income	3,418,882	9,475,307
Interest and finance costs, net (includes interest income)	458,934	800,841
Depreciation and amortization	1,556,489	2,691,026
Amortization of deferred revenue of below market time charter acquired	-	(115,255)
Amortization of deferred revenue of above market time charter acquired	-	727,666
Adjusted EBITDA	5,434,305	13,579,585

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2007
Net cash flow provided by operating activities	7,305,894	8,844,858
Changes in operating assets / liabilities	(2,330,523)	544,609
Gain from vessel sale	-	3,411,397
Interest, net	458,934	778,721
Adjusted EBITDA	5,434,305	13,579,585

EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings before interest, taxes, depreciation, amortization and amortization of deferred revenues from above or below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007 (previously it traded on the Over The Counter Bulletin Board under the ticker symbol EUSEF.OB).

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

After the delivery to its fleet of the recently agreed to be acquired M/V “Clan Gladiator,” the Company will have a fleet of 11 vessels, including 2 Panamax drybulk carriers, 2 Handysize drybulk carriers, 1 Intermediate container ship, 3 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas’ 4 drybulk carriers have a total cargo capacity of 212,443 dwt, its 6 container ships will have a cargo capacity of 9,229 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 2693 Fair View Drive Mountainside, NJ 07092 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  May 29 2007

 By: /s/ Aristides J. Pittas

 -----------------------

 Aristides J. Pittas

President